EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	West Penn Power Company and Subsidiaries
	2003		2002	2001	2000	1999
Earnings:
Income from continuing operations	$92,358	*	$93,984	$109,845	$102,404	$137,600	**
Fixed charges (see below)	40,760		48,892	53,384	68,920	73,303
Income taxes	40,477	*	44,512	54,220	56,297	71,945	**
Less: income from unconsolidated equity investee	(297)		—	—	—	—

Total Earnings (as defined)	$173,298		$187,388	$217,449	$227,621	$282,848

Fixed Charges:
Interest expensed	$39,728		$46,926	$51,541	$66,918	$68,724
Estimated interest component of rental expense	1,032		1,966	1,843	2,002	4,579

Total Fixed Charges (as defined)	$40,760		$48,892	$53,384	$68,920	$73,303

Ratio of Earnings to Fixed Charges	4.25		3.83	4.07	3.30	3.86

*	Excludes the cumulative effect of an accounting change.
**	Excludes the effect of the extraordinary charge.